EXHIBIT 4.1

France Telecom

Société Anonyme with a capital of 4,760,634,896 EUROS
Registered office: 6, place d'Alleray 75015 – PARIS
RCS PARIS B 380 128 866

EXTRACT OF
THE MINUTES OF THE BOARD OF DIRECTORS MEETING
OF OCTOBER 28, 2002

On October 28th in the year two thousand and two, the Board of Directors of the *société anonyme* France Telecom met at the registered office of the company in the 15th Arrondissement of Paris at 6, place d'Alleray upon notice duly given by the Chairman dated October 23, 2002.

* * * * * *

The Chairman noted that, more than half of the directors being present, a quorum of the Board was established.

* * * * * *

Item 6 – Miscellaneous Questions

* * * * * *

Thierry BRETON invited Mr. JOUYET to speak.

Mr. JOUYET stated that, in conformity with the announcement made at the meeting of the Board of Directors on October 2, 2002, it was necessary to specify the items of personal compensation of the President. In regard to this item, the Board was invited to adopt two resolutions:

- The first related to the establishment of the remuneration and benefits of the Chairman;

- The second related to the referral of the study of certain specific points to the Compensation Committee, with instructions to such Committee to make a recommendation at one of its subsequent meetings.

The Chairman remained to provide the Board with any clarifications that might prove necessary, but did not take part in the vote.

With respect to the establishment of the remuneration and benefits of the Chairman, Mr. JOUYET proposed that the Board adopt the following resolutions:

- The Chairman shall receive from October 2, 2002, a gross fixed annual remuneration of nine hundred thousand (900,000) euros;

- For the final quarter of 2002, the Chairman shall receive a variable bonus in line with the indicators and objectives of the members of the Executive

Committee, calculated on the EBITDA and operational free cash flow of the group and varying between 0% and 50% of the fixed annual remuneration as set forth below:

- Half of such bonus shall be tied to the group's EBITDA: it shall be 0, if EBITDA is less than 13,739 million euros; it shall be 25% of the fixed annual remuneration, if the EBITDA target is achieved, i.e. 14,164 million euros; it shall increase on a straight-line basis between 0 and 25% if EBITDA is between 13,739 and 14,164 million euros;

- The remaining half of the bonus shall be tied to the group's operating free cash flow; it shall be 0, if this parameter is less than 4,390 million euros; it shall be 25% of the fixed annual remuneration, if the target is achieved, i.e. 4,878 million euros; it shall increase on a straight-line basis between 0 and 25% if free cash flow is between 4,390 and 4,878 million euros;

It was noted that the indicators shall be calculated on a pro forma basis, that the targets shall be on an annualized basis and that the results for Poland shall be calculated at constant exchange rates (rate used in the 2002 budget).

- The Chairman shall receive, in the event he ceases his duties as a consequence of his removal from, or his inability to continue in, office, a sum equal to 21 months of his last total gross annual remuneration, which shall be paid on the date of his departure;

- The Chairman shall be enrolled in the complementary retirement plan of the France Telecom group;

- The Chairman shall benefit from a defined benefit retirement plan, the terms of which shall be proposed by the Compensation Committee; such retirement benefits shall be paid to him, no matter what the term of office he shall serve, at the moment of the liquidation of his other retirement plans and no earlier than when he attains 60 years of age;

- The Chairman shall benefit from personal legal assistance and financial and estate planning (responding to the criteria of the Committee on financial transparency in public life and the various regulatory and auditing bodies), not in excess of 100 hours per annum of advice;

- The Chairman shall be entitled to a chauffeur driven corporate automobile as well as the equipment (including computer equipment) necessary to the exercise of his office.

The Chairman thanked Mr. JOUYET for his very accurate summary of the remuneration package he received and invited Mr. LOMBARD to speak.

Mr. LOMBARD who is a director of THOMSON confirmed that the items of remuneration of the Chairman that had just been presented were exactly the same as those Thierry BRETON received at THOMSON.

* * * * * *

After having so deliberated the Board adopted by a vote of the majority of its members the resolutions described hereinabove, the Chairman not participating in such vote. Mr. DUPUY abstained, Mr. BARON, Ms. BIOT, Ms. BRISSON-AUTRET, Mr. DESRAYAUD and Mr. GAVEAU voted against.

Furthermore, Mr. JOUYET proposed that the Compensation Committee shall study and shall present its conclusions to the Board, in order for the latter to make a determination, the following questions:

- The method for the calculation of the semi-annual bonus for the Chairman for 2003 and subsequent years, which shall, in all events, be based upon semi-annual targets, be calculated on the basis of operating criteria, and may be up to 50% of the fixed remuneration;

- The implementation of the principles previously adopted by the Board with respect to the defined benefit retirement plan of the Chairman;

- The resources required, if needed, to assure the personal security of the Chairman;

- The renewal of the liability insurance covering the Chairman, directors and officers of the group.

In support of the proposal of Mr. JOUYET, the Chairman noted that he would investigate individual liability insurance for each director.

* * * * * *